Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Body Central Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: April 4, 2014

LISA O’DELL RAPUANO

LANE FIVE PARTNERS LP

LANE FIVE CAPITAL MANAGEMENT LP

LANE FIVE CAPITAL MANAGEMENT, LLC

LANE FIVE PARTNERS GP LLC

By:	/s/Lisa O’Dell Rapuano
Lisa O’Dell Rapuano, for herself, as the Managing Member of the IM
GP (for itself and the Investment Manager) and as the Managing
Member of the General Partner (for itself and the Fund)